                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. 1 )*


                     UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   913378105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                     PIN NI
                          WANXIANG AMERICA CORPORATION
                                88 AIRPORT ROAD
                                ELGIN, IL 60123
                                 (847) 622-8838
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                   COPIES TO:
                BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG
                       333 WEST WACKER DRIVE - SUITE 2700
                             CHICAGO, ILLINOIS 60606
                        ATTENTION: ALEXANDER LOURIE, ESQ.
                                 (312) 984-3100


                               SEPTEMBER 19, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 913378105            13D                            PAGE 2 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    VENTURE EQUITIES MANAGEMENT, INC.                                36-4390409
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    ILLINOIS
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,614,380*
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,614,380*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,614,380
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.5%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

* INCLUDES: (i) 2,014,380 SHARES ISSUABLE (SUBJECT TO ADJUSTMENT) TO VENTURE EQUITIES MANAGEMENT, INC. ("VENTURE") UPON CONVERSION OF THE PREFERRED STOCK PURCHASED PURSUANT TO THE PURCHASE AGREEMENT (AS DEFINED BELOW); (ii) 800,000 SHARES PURCHASABLE (SUBJECT TO ADJUSTMENT) BY VENTURE UPON EXERCISE OF REPLACEMENT WARRANT NO. 1 (AS DEFINED BELOW); AND (iii) 800,000 SHARES PURCHASABLE (SUBJECT TO ADJUSTMENT) BY VENTURE UPON EXERCISE OF REPLACEMENT WARRANT NO. 2 (AS DEFINED BELOW). FOR ADDITIONAL INFORMATION, PLEASE SEE
    ITEM 4, ITEM 5, AND ITEM 6 BELOW. THE REPORTING PERSON MAY BE DEEMED TO BENEFICIALLY OWN SUCH SHARES. THE FILING OF THIS SCHEDULE 13D SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SHARES.

** BASED UPON 8,220,949 SHARES OUTSTANDING AS OF AUGUST 12, 2002, AS REPRESENTED BY UNIVERSAL AUTOMOTIVE INDUSTRIES, INC. IN ITS FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2002, AND FILED ON AUGUST 14, 2002.

CUSIP NO. 913378105            13D                            PAGE 3 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    WANXIANG AMERICA CORPORATION                                      61-1247430
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    KENTUCKY
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,614,380*
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,614,380*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,614,380
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.5%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

* INCLUDES: (i) 2,014,380 SHARES ISSUABLE (SUBJECT TO ADJUSTMENT) TO VENTURE EQUITIES MANAGEMENT, INC. ("VENTURE") UPON CONVERSION OF THE PREFERRED STOCK PURCHASED PURSUANT TO THE PURCHASE AGREEMENT; (ii) 800,000 SHARES PURCHASABLE (SUBJECT TO ADJUSTMENT) BY VENTURE UPON EXERCISE OF REPLACEMENT WARRANT NO. 1; AND (iii) 800,000 SHARES PURCHASABLE (SUBJECT TO ADJUSTMENT) BY VENTURE UPON EXERCISE OF REPLACEMENT WARRANT NO. 2. FOR ADDITIONAL INFORMATION, PLEASE SEE ITEM 4, ITEM 5, AND ITEM 6 BELOW. THE REPORTING PERSON MAY BE DEEMED TO BENEFICIALLY OWN SUCH SHARES. THE FILING OF THIS
    SCHEDULE 13D SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SHARES.

** BASED UPON 8,220,949 SHARES OUTSTANDING AS OF AUGUST 12, 2002, AS REPRESENTED BY UNIVERSAL AUTOMOTIVE INDUSTRIES, INC. IN ITS FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2002, AND FILED ON AUGUST 14, 2002.

CUSIP NO. 913378105            13D                            PAGE 4 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    WANXIANG GROUP CORPORATION
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CHINA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,614,380*
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,614,380*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,614,380
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.5%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

* INCLUDES: (i) 2,014,380 SHARES ISSUABLE (SUBJECT TO ADJUSTMENT) TO VENTURE EQUITIES MANAGEMENT, INC. ("VENTURE") UPON CONVERSION OF THE PREFERRED STOCK PURCHASED PURSUANT TO THE PURCHASE AGREEMENT; (ii) 800,000 SHARES PURCHASABLE (SUBJECT TO ADJUSTMENT) BY VENTURE UPON EXERCISE OF REPLACEMENT WARRANT NO. 1; AND (iii) 800,000 SHARES PURCHASABLE (SUBJECT TO ADJUSTMENT) BY VENTURE UPON EXERCISE OF REPLACEMENT WARRANT NO. 2. FOR ADDITIONAL INFORMATION, PLEASE SEE ITEM 4, ITEM 5, AND ITEM 6 BELOW. THE REPORTING PERSON MAY BE DEEMED TO BENEFICIALLY OWN SUCH SHARES. THE FILING OF THIS
    SCHEDULE 13D SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SHARES.

** BASED UPON 8,220,949 SHARES OUTSTANDING AS OF AUGUST 12, 2002, AS REPRESENTED BY UNIVERSAL AUTOMOTIVE INDUSTRIES, INC. IN ITS FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2002, AND FILED ON AUGUST 14, 2002.

     The summary descriptions contained in this statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits herein and incorporated herein by reference.

     This Amendment No. 1, dated September 25, 2002, to Schedule 13D (this "Amendment") is filed on behalf of Wanxiang Group Corporation, a Chinese corporation ("Wanxiang Group"); (ii) Wanxiang America Corporation, a Kentucky corporation and a wholly-owned subsidiary of Wanxiang Group ("Wanxiang America"); (iii) and Venture Equities Management, Inc., an Illinois corporation and a wholly-owned subsidiary of Wanxiang America ("Venture"), and amends
Schedule 13D filed on behalf of Wanxiang Group, Wanxiang America and Venture on September 6, 2001 (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share ("Common Stock"), of Universal Automotive Industries, Inc., a Delaware corporation ("Issuer").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

         On August 28, 2001, Issuer completed a private sale of 201,438 shares of its Series A Preferred Stock, par value $0.01 per share ("Preferred Stock"), to Venture pursuant to the terms and conditions of a Purchase Agreement dated as of August 28, 2001 ("Purchase Agreement"), by and between Issuer and Venture, a copy of which is attached hereto as Exhibit B. Venture purchased the Preferred Stock for $13.90 per share, for total consideration of $2,799,988.20. Pursuant to a Certificate of Designation of the Rights, Privileges, and Restrictions of Series A Preferred Stock of Universal Automotive Industries, Inc. ("Certificate of Designation") filed by Issuer with the Secretary of State of the State of Delaware on August 27, 2001 and attached hereto as Exhibit C, the Preferred Stock is initially convertible into Common Stock at a conversion rate of 10 shares of Common Stock for each share of Preferred Stock. The conversion rate may be adjusted upon the occurrence of certain events, including if Issuer issues Common Stock below a specified price, as set forth in the Certificate of Designation.

         In connection with the Purchase Agreement, Issuer issued three separate warrants to Venture. The first two warrants expired on August 28, 2002. On September 19, 2002, Issuer issued two new warrants to Venture. Under Stock Purchase Warrant No. 1 attached hereto as Exhibit D ("Replacement Warrant No. 1"), Issuer granted Venture the right to purchase up to 800,000 shares of Common Stock at a price per share equal to the greater of: (i) $2.25; or (ii) ninety percent of the average marker price of the Common Stock for the sixty consecutive trading days immediately prior to the date of exercise. Under Stock Purchase Warrant No. 2 attached hereto as Exhibit E ("Replacement Warrant No. 2"), Issuer granted Venture the right to purchase up to 800,000 shares of Common Stock at a price per share equal to the greater of: (i) $2.25; or (ii) ninety percent of the average marker price of the Common Stock for the sixty consecutive trading days immediately prior to the date of exercise. In addition, Replacement Warrant No. 2 allows for the cashless exercise of such warrant. Each of Replacement Warrant No. 1 and Replacement Warrant No. 2 expire on August 28, 2003.

         On August 28, 2001, Issuer issued the Default Warrant attached hereto as Exhibit F (the "Default Warrant," and together with Replacement Warrant No. 1 and Replacement Warrant No. 2, "Warrants"). Under the Default Warrant, Issuer granted Venture the right to purchase up to 2,500,000 shares of Common Stock at a purchase price per share equal to the greater of: (i) one hundred fifty percent of Net Equity (as defined in the Default Warrant), divided by the outstanding number of shares (on an "as converted" basis) of Common Stock and Preferred Stock on the date of exercise; and (ii) six hundred percent of EBITDA (as defined in the Default Warrant), divided by the outstanding number of shares (on an "as converted" basis) of Common Stock and Preferred Stock on the date of exercise. The Default Warrant is only exercisable by Venture upon the occurrence of an Event of Default (as defined in the Default Warrant) and the provision by Venture of a notice of such default. From time to time, circumstances exist such that Venture would have the right to exercise its purchase rights under the Default Warrant subject to the provision of a notice of an Event of Default and the expiration of any applicable cure period. Under all of the Warrants, the number of shares subject to each Warrant is subject to adjustment upon the occurrence of certain events, including stock splits, as set forth in the Warrants.

         The source of funds for any purchases made under the Purchase Agreement was the working capital of the Reporting Persons. It is the present intention of the Reporting Persons to make any purchases under any of the Warrants from the working capital of the Reporting Persons.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended by deleting the chart contained therein and the corresponding footnotes, and replacing them as follows:

         The aggregate number of shares of Common Stock owned beneficially by each person listed in Item 2 hereof is as follows:

                                                     Sole Voting Power              Sole Dispositive Power
                                                     -----------------              ----------------------

                    Name                          Shares            % (1)          Shares                 % (1)
Wanxiang Group Corporation                        3,614,380  (2)    30.5%             3,614,380  (2)      30.5%
Wanxiang America Corporation                      3,614,380  (2)    30.5%             3,614,380  (2)      30.5%
Venture Equities Management, Inc.                 3,614,380  (2)    30.5%             3,614,380  (2)      30.5%

         (1) Based upon 8,220,949 shares outstanding as of August 12, 2002, as represented by Universal Automotive Industries, Inc. in its Form 10-Q for the fiscal quarter ended June 30, 2002, and filed on August 14, 2002.

         (2) Includes: (i) 2,014,380 shares issuable (subject to adjustment) to Venture upon conversion of the Preferred Stock purchased pursuant to the Purchase Agreement; (ii) 800,000 shares purchasable (subject to adjustment) by Venture upon exercise of Replacement Warrant No. 1; and (iii) 800,000 shares purchasable (subject to adjustment) by Venture upon exercise of the Replacement Warrant No. 2. The Reporting Persons may be deemed to beneficially own such shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

        Item 6 of the Schedule 13D is hereby amended by deleting the last sentence in the third paragraph of Item 6 and inserting at the end of such third paragraph, the following:

From time to time, circumstances exist such that Venture would have the right to exercise its rights under the Scott Proxy and the Tzur Proxy subject to the provision of notice of an Event of Default under either Section 9.1(a) of the Certificate of Designation or Section 6.1(a) of the Default Warrant and the expiration of any applicable cure period.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by deleting Exhibit D and Exhibit E and the corresponding agreements, and replacing them as follows:

Exhibit D. Stock Purchase Warrant No. 1 issued on September 19, 2002 by
           Universal Automotive Industries, Inc. to Venture Equities Management, Inc.

Exhibit E. Stock Purchase Warrant No. 2 issued on September 19, 2002 by
           Universal Automotive Industries, Inc. to Venture Equities Management, Inc.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 25, 2002

WANXIANG GROUP CORPORATION


By:    /s/  WEI DING
       -------------------------------------------------------
       By: Wei Ding
       Title: President


WANXIANG AMERICA CORPORATION


By:    /s/  PIN NI
       --------------------------------------------------------
       By:  Pin Ni
       Title:  President


VENTURE EQUITIES MANAGEMENT, INC.


By:    /s/  ZEMIN XU
       -------------------------------------------------------
       By:  Zemin Xu
       Title:  Vice President



                                      S-1